SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 3)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ANGELES PARTNERS XII, LP

(Name of the Issuer)

ANGELES PARTNERS XII, LP

ANGELES REALTY CORPORATION II

AIMCO ANGELES GP, LLC

AIMCO PROPERTIES, L.P.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/IPT, INC.

AIMCO-GP, INC.

AIMCO IPLP, L.P.

COOPER RIVER PROPERTIES, L.L.C.

BROAD RIVER PROPERTIES, L.L.C.

AIMCO AP XII MERGER SUB LLC

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036

      This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,299,079.52	$607.27

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 10,968 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $483.14 per limited partnership unit.
**	Calculated by multiplying the transaction valuation of $5,299,079.52 by 0.0001146

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 670.70	Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.
Form or Registration No.: Form S-4	Date Filed: July 28, 2011

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3.

On November 15, 2011, Angeles Partners XII, LP, a Delaware limited partnership (the “Partnership”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”) and AIMCO AP XII Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Amended and Restated Merger Agreement provides for the Merger Subsidiary to be merged with and into the Partnership, with the Partnership as the surviving entity (the “Merger”), upon approval by a majority in interest of the units of limited partnership interest of the Partnership (the “AP XII Units”) outstanding.

On January 23, 2012, AIMCO Properties and its affiliates, which owned 33,750 of the 44,718 issued and outstanding AP XII Units, or approximately 75.47% of the number of units outstanding, took action by written consent to approve the Merger, which was completed on January 23, 2012. In the Merger, each AP XII Unit outstanding immediately prior to the Merger (other than AP XII Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the holder, either $483.14 in cash (the “Cash Consideration”), or 21.01 partnership common units of AIMCO Properties. Limited partners who reside in the State of California, or who fail to make an election, will receive only the Cash Consideration. In the Merger, AIMCO Properties’ membership interest in the Merger Subsidiary was converted into 1,000 AP XII Units. Angeles Realty Corporation II continues to be the managing general partner of the Partnership, AIMCO Angeles GP, LLC continues to be the non-managing general partner of the Partnership and the Partnership’s agreement of limited partnership in effect immediately prior to the Merger remains unchanged.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

ANGELES PARTNERS XII, LP

By:	ANGELES REALTY CORPORATION II,
Its Managing General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

ANGELES REALTY CORPORATION II

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO ANGELES GP LLC

By:	AIMCO PROPERTIES, L.P.,
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

COOPER RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

	By:	AIMCO/IPT, Inc.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

BROAD RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

	By:	AIMCO/IPT, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO AP XII MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.,
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of May 19, 2010, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.1 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of January 3, 2011, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.2 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of June 9, 2011, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.3 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(4)	Supplemental Letter, dated as of October 28, 2011, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.4 to Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(5)	Appraisal Report, dated as of October 20, 2011, by KTR Real Estate Advisors LLC, related to Hunters Glen Apartments (Exhibit 99.5 to Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(6)	Opinion of Duff & Phelps, LLC, dated as of November 15, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(7)	Board Presentation dated November 15, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(7) to Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission by Angeles Partners XII, LP, Angeles Realty Corporation II, AIMCO Angeles GP, LLC, Aimco OP, Aimco, AIMCO/IPT, Aimco GP, AIMCO IPLP, Cooper River, Broad River Properties, L.L.C., and AIMCO AP XII Merger Sub LLC on November 15, 2011 is incorporated herein by reference).

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by AP XII on November 15, 2011 is incorporated herein by reference).

(d)(2)	Amendment to the Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2012, by and among Angeles Partners XII, LP, AIMCO Properties, L.P. and AIMCO AP XII Merger Sub LLC.

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(g)	Not applicable.